1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR ; NYSE American: ITRG
May 5, 2022	www.integraresources.com

INTEGRA INTERSECTS 3.95 g/t AuEq OVER 77.7 M IN EXTENSION DRILLING AT WAR EAGLE

  2021 Drill results from War Eagle target (located approximately 3 km southeast of the Florida Mountain Deposit) include:
  IWE-21-023
    3.85 g/t Au and 7.74 g/t Ag (3.95 g/t AuEq) over 77.72 m
      Including 97.48 g/t Au and 181.00 g/t Ag (99.81 g/t AuEq) over 1.53 m
      Including 23.86 g/t Au and 21.95 g/t Ag (24.14 g/t AuEq) over 1.52 m
      Including 6.88 g/t Au and 7.40 g/t Ag (6.97 g/t AuEq) over 12.19 m
      Including 35.97 g/t Au and 16.98 g/t Ag (36.19 g/t AuEq) over 1.52 m
  The 2021 drill results announced today from War Eagle are an extension of areas previously drilled by the Company, indicating the potential for a high-grade gold-silver system in the granites below previous drilling.

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce drill results from the DeLamar Project ("DeLamar" or the "Project") located in southwestern Idaho. The results announced today are from the 2021 drill campaign at the War Eagle target, located approximately 3 km southeast from Florida Mountain.  War Eagle continues to deliver high-grade gold-silver intercepts which are on extension from previous drilling, suggesting the presence of additional high-grade gold silver mineralization at depth and on strike.

"The vast exploration potential at the DeLamar Project has always been one of the hallmarks of the Project. War Eagle has always been an attractive high-grade target at DeLamar with a rich history of historic underground mining of high-grade gold-silver. The drill results announced today are on extension from previous drilling at War Eagle and continue to demonstrate the high-grade potential at this target. The Company has now identified multiple high-grade gold-silver mineralized structures at War Eagle with strike lengths of up to 500 m," noted Integra President and CEO George Salamis.

The following table highlights selected intercepts from the 2021 War Eagle drill results announced today:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
IWE-21-018	413.00	416.20	3.20	0.86	40.90	1.38
including	414.53	416.20	1.67	1.45	70.84	2.36
IWE-21-019	269.14	277.98	8.84	0.27	9.77	0.39
IWE-21-019	284.84	285.51	0.67	3.51	242.00	6.63

IWE-21-019	295.05	304.19	9.14	0.64	1.72	0.66
including	295.05	296.57	1.52	2.86	7.59	2.96
IWE-21-020	324.00	325.53	1.53	7.53	15.53	7.73
IWE-21-020	338.33	340.22	1.89	3.11	73.41	4.06
IWE-21-021	256.03	270.97	14.94	0.45	5.26	0.52
IWE-21-021	292.30	296.88	4.58	4.04	17.17	4.26
including	292.30	294.13	1.83	9.00	12.63	9.16
IWE-21-021	307.24	307.64	0.40	1.64	2.66	1.67
IWE-21-021	324.61	326.44	1.83	1.71	68.87	2.60
including	326.14	326.44	0.30	8.39	315.00	12.44
IWE-21-022	271.58	279.20	7.62	0.24	7.45	0.34
IWE-21-022	377.34	378.87	1.53	1.38	16.30	1.59
IWE-21-023	165.51	243.23	77.72	3.85	7.74	3.95
including	191.41	192.94	1.53	97.48	181.00	99.81
including	203.61	205.13	1.52	23.86	21.95	24.14
including	215.80	227.99	12.19	6.88	7.40	6.97
including	215.80	217.32	1.52	35.97	16.98	36.19
IWE-21-024	0.00	10.97	10.97	0.22	6.97	0.31
IWE-21-024	123.60	129.69	6.09	0.24	0.68	0.25
IWE-21-024	147.52	149.05	1.53	2.75	1.74	2.77
IWE-21-024	216.10	232.87	16.77	0.21	2.77	0.25
IWE-21-024	301.45	302.82	1.37	3.51	61.39	4.30
IWE-21-024	327.36	328.88	1.52	1.32	0.87	1.33
IWE-21-024	331.93	333.45	1.52	1.33	0.57	1.34
IWE-21-025	1.98	20.57	18.59	0.42	4.65	0.48
IWE-21-025	143.71	145.24	1.53	1.44	0.84	1.45
IWE-21-025	227.99	237.13	9.14	0.28	4.38	0.34

(1) Downhole thickness: true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

War Eagle Target:

Drilling at War Eagle has identified two parallel mineralized structures approximately 150 m apart with strike lengths of over 500 m. These principal structures host high-grade gold and silver mineralization associated with quartz-pyrite veinlets within rhyolite breccias and brecciated volcano-sediments. The mineralization identified to date within the volcanics is considered to be within the diffuse cap which sits above the modelled high-grade veins within the underlying granite. The broad distribution of mineralization delineated by the soil geochemical anomalies indicates considerable lateral dispersion of mineralization within the permeable volcanic cap, possibly from a structure several hundred meters east of the known mineralized structures.

To view cross sections of War Eagle, click on the links below:

https://integraresources.com/site/assets/files/2572/we_cross_section_one_vuse.pdf

https://integraresources.com/site/assets/files/2572/we_cross_section_two_vuse.pdf

To view a drill plan map of War Eagle, click on the link below:

https://integraresources.com/site/assets/files/2572/drill_collar_location_-_we_may_2022.pdf

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration of Post Falls, Idaho, a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now pre-feasibility study. An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar and future exploration prospects.These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated, or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.